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Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	20,153	21,497	20,839	21,443
Net income available to common shareholders	$7,673	$11,044	$22,949	$27,979
Net income per share—basic	$0.38	$0.51	$1.10	$1.30
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	20,153	21,497	20,839	21,443
Net effect of dilutive stock options based on the treasury stock method using the average market price	165	224	182	180

Total	20,318	21,721	21,021	21,623

Net income available to common shareholders	$7,673	$11,044	$22,949	$27,979
Net income per share—diluted	$0.38	$0.51	$1.09	$1.29

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  Exhibit 11.0